December 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile at 757.533.4954

Mr. Charles W. Moorman, IV
Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510

> **Re:** **Norfolk Southern Corporation**
> **Definitive 14A**
> **Filed March 20, 2007**
> **File No. 001-08339**

Dear Mr. Moorman:

We have reviewed your response letter dated November 20, 2007 and have the following comments. Please respond to our comments by January 15, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your responses to prior comments 1, 3, 4, 5, 6, 8, 9, 10 and 11. In each instance, you state that will comply with our prior comment "to the extent applicable and material." However, the meaning of this qualifier (and the proposed nature of your revisions, if any) is unclear given your belief, as stated in the above referenced supplemental responses, that your current disclosure is adequate without further modification. Accordingly, we re-issue prior comments 1, 3, 4, 5, 6, 8, 9, 10 and 11. Please confirm, without the above qualification, that you will comply in future filings with the staff's prior comments or describe your proposed response.

2. With respect to prior comment 4, we would also request that you confirm that you will explain in future filings that your compensation committee does not consider benchmarking targets when setting compensation. Please also confirm that you will, in order to provide context for your investors, provide a discussion of where

actual payments for total compensation, and each benchmarked element of compensation, fall relative to the targeted parameters. If actual compensation was outside a targeted percentile range, please confirm that you will explain why.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor